UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)

ANIXA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03528H109

(CUSIP Number)

Amit Kumar

c/o Anixa Biosciences, Inc.

3150 Almaden Expressway, Suite 250

San Jose, CA 90025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 03528H109

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Amit Kumar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,884,702
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,884,702
	10.	SHARED DISPOSITIVE POWER 0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,884,702 shares, consisting of:

(a)461,925 shares of common stock held directly.

(b)4,422,777 shares of common stock issuable upon exercise of stock options held directly by Reporting Person and exercisable within 60 days.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14.	TYPE OF REPORTING PERSON IN

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

As of the date hereof, Dr. Kumar beneficially owns 4,884,702 shares of the Issuer, consisting of 461,925 shares of common stock held directly and 4,422,777 shares of common stock issuable upon exercise of stock options held directly and exercisable within 60 days. Such shares represent a total of 13.5% of the Issuer’s outstanding shares of common stock, an increase from the 10.3% reported on Dr. Kumar’s Amendment No. 5 to Schedule 13D. The change in ownership is the result of market purchases, the exercise of previously outstanding stock options, the vesting of previously outstanding stock options, a change in the number of stock options that are not yet exercisable but will be exercisable within 60 days and the receipt of newly granted stock options. In the 60 days prior to the date of hereof, Dr. Kumar was granted a stock option to purchase 700,000 shares pursuant to the Anixa Biosciences, Inc. 2018 Share Incentive Plan (the “Plan”) at an exercise price of $4.39 per share pursuant to the Plan. The option was granted on January 12, 2024 and expires on January 12, 2034 and vests and becomes exercisable in thirty-six (36) equal monthly installments beginning January 31, 2024. Those shares vesting within 60 days are included in the 4,422,777 shares of common stock issuable upon exercise of stock options beneficially owned by Dr. Kumar as of the date hereof.

Dr. Kumar has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2024	/s/ Amit Kumar
Amit Kumar